Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     ARC Energy Trust and Storm Exploration Inc. announce shareholder approval of the previously announced Plan of Arrangement

     /THIS NEWS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OR TO
ANY UNITED STATES NEWS SERVICES./

     CALGARY, Aug. 16 /CNW/ - ARC Energy Trust ("ARC" or the "Trust") and
Storm Exploration Inc. ("Storm") are pleased to announce that the previously announced Plan of Arrangement ("the Arrangement) between ARC and Storm has been approved at a meeting of the shareholders of Storm held on August 16,
2010. Approximately 44.2 per cent of Storm shareholders tendered their votes with 100 per cent voting in favor of the Arrangement. ARC and Storm are also pleased to announce that the Arrangement has been approved by the Justice of the Court of the Queen's Bench of Alberta. The transaction is expected to close on August 17, 2010.
     Storm also announces that it has made a final determination of the net asset value ("NAV") of Storm Resources Ltd., based on Storm's previously announced methodology for the calculation of NAV. Storm has calculated the NAV of Storm Resources Ltd. to be $3.28 per share using the volume weighted average price per Storm share and ARC trust unit for the twenty trading days prior to the closing of the Arrangement (July 19 to August 16, 2010), as adjusted for other components of consideration to be received by Storm shareholders under the Arrangement. The volume weighted average share price for Storm for the twenty day period was $13.53 per share which was reduced by
0.57 of the volume weighted average price of $20.06 per ARC Trust Unit for the same period, and further reduced by the cash payment of $1.00 per share. As a result of such determination, the exercise price of the warrants of Storm
Resources Ltd. to be issued to Storm shareholders pursuant to the Arrangement and the issue price of the common shares of Storm Resources Ltd. to be issued pursuant to the previously announced management private placement to be completed following the closing of the Arrangement will both be $3.28 per
Storm Resources Ltd. share. A total of 2.3 million shares will be issued pursuant to the management private placement (fully subscribed). The warrants of Storm Resources Ltd. will be exercisable until 5:00 PM (Calgary time) on
September 8, 2010 (15 business days following closing).

     ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with a current enterprise value of approximately $5.6 billion.
The Trust currently produces approximately 72,000 barrels of oil equivalent per day from six core areas in western Canada. ARC Energy Trust trades on the
TSX under the symbol AET.UN and its exchangeable shares trade under the symbol
ARX.

     ADVISORY

     Certain information in this press release contains forward-looking information that involves risk and uncertainty. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements.
Forward-looking statements often contain terms such as "may", "will",
"should", "anticipate", "expects" and similar expressions.
     Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time pre preparation, may prove to be incorrect and actual results may differ materially from those anticipated.
ARC and Storm assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.
     The trust units of ARC and the common shares of Storm and ExploreCo have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States or to any U.S. person except in certain transactions exempt from the registration requirements of the U.S.
Securities Act and applicable state securities laws.

     <<
     ARC RESOURCES LTD.                                STORM EXPLORATION INC.

     John P. Dielwart,                                 Brian Lavergne
     Chief Executive Officer                           President and CEO
     >>

     %SEDAR: 00015954E %CIK: 0001029509

     /For further information: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., 1200, 308 - 4th Avenue SW, Calgary, AB,
T2P 0H7, www.arcenergytrust.com OR Storm Exploration Inc., Brian Lavergne,
President & CEO, (403) 264-3520 or Storm Exploration Inc., Donald McLean, VP
Finance & Chief Financial Officer, (403) 264-3520, www.stormexploration.com/
     (AET.UN. ARX. SEO.)

CO:  ARC Energy Trust; ARC Resources Ltd.; Storm Exploration Inc.

CNW 20:34e 16-AUG-10